Trinity Mirror plc

12g3-2(b)

21 July 2008

08004072

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

SEC
Mail Processing
Section
JUL 29 2008
Washington, DC
105

PROCESSED
AUG 04 2008
THOMSON REUTERS

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	10:04 21-Jul-08
Number	4907Z10

RNS Number : 4907Z
Trinity Mirror PLC
21 July 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Tri Mirrc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Ye
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Deut Bank

12g3-2(b)

4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	16/07
6. Date on which issuer notified:	18/07
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transacti			
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of v rights
				Direct	Indirect	Direct
GB0009039941	8,786,632	8,786,632	12,717,267	12,717,267		4.93%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of v rights

Total (A+B)

Number of voting rights	% of voting rights
12,717,267	4.93%

12g3-2(b)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	David Lindsay\Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533\8532

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

12g3-2(b)

Trinity Mirror plc

12g3-2(b)

22 July 2008

SEC
Mail Processing
Section

JUL 29 2008

Washington, DC
105

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	09:59 22-Jul-08
Number	5854Z09

RNS Number : 5854Z
Trinity Mirror PLC
22 July 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Tri Mirro
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Ye
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Deut Bank

12g 3-2(b)

4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18/07
6. Date on which issuer notified:	21/07
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	

A: Voting rights attached to shares						
Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transacti**			
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of v rights**
				Direct	**Indirect**	**Direct**
GB0009039941	12,717,267	12,717,267	8,834,089	8,834,089		3.43%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of v rights**

Total (A+B)	
Number of voting rights	**% of voting rights**
8,834,089	3.43%

12g 3-2(b)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	David Lindsay\Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533\8532

This information is provided by RNS
The company news service from the London Stock Exchange

END

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12g 3-2(b)

END